UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1 )*

Crosstex Energy, L.P.
(Name of Issuer)
Senior Subordinated Series C Units
(Title of Class of Securities)
22765U201
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22765U201

1	NAMES OF REPORTING PERSONS. I.R.S. Nos. of above persons (entities only). Chieftain Capital Management, Inc. 13-3194313

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,850,830

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

2,850,830

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,850,830

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

22.2%

12	TYPE OF REPORTING PERSONS(SEE INSTRUCTIONS)

IA, CO

Item 1.
(a)	Name of Issuer: Crosstex Energy, L.P.

(b)	Address of Issuer’s Principal Executive Offices:
2501 Cedar Springs
Dallas, Texas 75201
Item 2.
(a)	Name of Person Filing: Chieftain Capital Management, Inc.

(b)	Address of Principal Business Office or, if none, Residence:
12 East 49th Street
New York, New York 10017
(c)	Citizenship: New York

(d)	Title of Class of Securities: Senior Subordinated Series C Units

(e)	CUSIP Number: 22765U201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d- 1(b)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
(a)	Amount beneficially owned: 2,850,830

(b)	Percent of class: 22.2%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 2,850,830

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 2,850,830

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Chieftain Capital Management, Inc. (“Chieftain”) has investment discretion with respect to the securities to which this statement relates. Chieftain’s clients and principals are the direct owners of such securities, and Chieftain does not have any economic interest in such securities. Such clients and principals have the sole right to receive dividends from, and the proceeds from the sale of, such securities. No such client or principal has an interest that relates to more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

Date

/s/ Thomas D. Stern

Signature

Thomas D. Stern/Managing Director

Name/Title

5